SONFIELD & SONFIELD
                       770 South Post Oak Lane, Suite 435
                              Houston, Texas 77056
                               Tel: 713-877-8333
                               Fax: 713-877-1547
                                www.sonfield.com

                         Robert L. Sonfield, Jr., Esq.
                              robert@sonfield.com



March 2, 2005

U.S. Securities and Exchange Commission Office of Small Business Division of Corporation Finance 450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      True Health, Inc.
         Request for Withdrawal of Information Statement filed February 7, 2005 File No. 0-30351
         CIK No. 0001110607

Ladies and Gentlemen:

         True Health, Inc., a Utah corporation hereby requests that the Information Statement on Form 14C filed with the Securities and Exchange Commission on February 7, 2005 be withdrawn.

         The Board of Directors has determined that the extraordinary, unusual and unexpected time delay and expense associated with responding to comments of the staff of the Securities and Exchange Commission are not cost effective.

Yours very truly,


/s/Robert L. Sonfield, Jr.
-----------------------------
Robert L. Sonfield, Jr.
Managing Director

RLSjr/ldo